15046074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH D.C.

SEC FILE NUMBER
8-68924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJL Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Teleport Drive, Suite 107
(No. and Street)

Staten Island	New York	10311-1006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph Lamberti (718)-303-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk

OATH OR AFFIRMATION

I, Ralph Lamberti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJL Capital Group, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)
FOR THE YEAR ENDED DECEMBER 31, 2014

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
RJL Capital Group, LLC

We have audited the accompanying statement of financial condition of RJL Capital Group, LLC as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of RJL Capital Group, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RJL Capital Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in the schedules on pages 10-11 has been subjected to audit procedures performed in conjunction with the audit of RJL Capital Group, LLC's financial statements. The supplemental information is the responsibility of RJL Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	122,435
Due from Clearing Broker		200,969
Deposit with Clearing Broker		600,054
Other Receivables		498
Prepaid Expenses		18,218
Furniture and Fixtures, net		88,759
Lease Security Deposit		5,136
TOTAL ASSETS	$	1,036,069

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	253,621
MEMBER'S EQUITY		782,448
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,036,069

See Accompanying Notes to Financial Statements

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Commissions	$ 4,544,596
Fees	6,631
Interest	31,320
Total Revenues	4,582,547
OPERATING EXPENSES:	
Employee compensation and benefits	1,567,660
Floor brokerage, exchange and clearance fees	1,373,220
Data services	372,681
Exchange fees and dues	139,085
Professional fees	300,979
Insurance	76,052
Meals, entertainment and auto	69,278
Communications	20,069
Occupancy and equipment	71,301
Other	233,664
Total expenses	4,223,989
NET INCOME	$ 358,558

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

MEMBER'S EQUITY, BEGINNING	$	1,037,707
Net income		358,558
Member's contributions		11,183
Member's distributions		(625,000)
MEMBER'S EQUITY, ENDING	$	782,448

See Accompanying Notes to Financial Statements

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net income	$	358,558
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		19,638
Contribution by member		11,183
Change in assets and liabilities:		
Decrease in commission receivable from clearing broker		990,223
Increase in deposits with clearing broker		(37)
Increase in prepaid and other assets		618
Decrease in accounts payable and accrued expenses		(773,224)
Net cash provided by operating activities		606,959
INVESTING ACTIVITIES:		
Purchase of fixed assets		(14,940)
FINANCING ACTIVITIES:		
Distribution to member		(625,000)
NET DECREASE IN CASH		(32,981)
CASH AT BEGINNING OF YEAR		155,416
CASH AT END OF YEAR	$	122,435
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$	422

See Accompanying Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Organization and Nature of Business
RJL Capital Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), effective April 20, 2012.

The Company is a fully disclosed introducing broker-dealer with the ability to trade domestic and foreign equities, options and fixed income securities for institutional clients.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

RJL Capital Group, LLC is an entity controlled by a sole member.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company has engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The Company employs the accrual method of accounting for financial reporting purposes.

Income Taxes
The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Fixtures
Furniture and fixtures are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, generally five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commission and Revenue Recognition
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occurs.

Deposits with Clearing Brokers
The Company, per the terms of its clearing agreements, is required to maintain restricted security deposit with its clearing brokers. Such deposit amounts are refundable to the Company upon termination of the agreement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Exclusive benefit of the customer
The Company maintained a special reserve bank account for exclusive benefit of the customers. The balance of this account was $16,529, whereas the required amount to be maintained was $19,903 at December 31, 2014. As of the date of this report the Company has not funded the shortfall of $3,374.

Subsequent Events Evaluation Date
The Company has evaluated all subsequent events from the date of the statement of financial condition through February 27, 2015, which represents the date these financial statements are available to be issued. There were no events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the financial statements.

EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan, the RJL Capital Group, LLC 401(k) Profit Sharing Plan (the "Plan"). Pursuant to the Plan, the Company is required to make safe harbor contributions up to a maximum of 6% of non-highly compensated employees' compensation. The Company may also make a discretionary contribution to the Plan. Elective contributions and the safe harbor contributions vest immediately; the employer's discretionary contributions vest over a six-year period. Costs charged to operations in 2014 related to this Plan were $68,208, inclusive of a formulaic statutory safe harbor payment of $16,208.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $669,837, which was $652,929 in excess of its required net capital of $16,908. The Company's percentage of aggregate indebtedness to net capital was approximately 38%.

SIGNIFICANT CUSTOMER

Commission income from one customer amounted to 10% of commission income in 2014.

OFF BALANCE SHEET CREDIT RISK

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2014, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

RECEIVABLE FROM/DUE TO CLEARING BROKERS

The Company clears all securities transactions through clearing brokers. Receivables due to or from its clearing brokers are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing brokers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

FURNITURE AND FIXTURES

Furniture and fixtures	$	156,918
Leasehold Improvements		11,271
		168,189
Less accumulated depreciation and amortizatior		(79,430)
Net furniture and fixtures	$	88,759

Depreciation and amortization expense for the year ended December 31, 2014, was $19,638

OPERATING LEASE COMMITMENTS

The Company leases certain office space that is classified as an operating lease for financial statement purposes. The term of the lease is five years. The lease began in November 2011 and expires in June 2016. Total rental expense for the operating lease amounted to $67,826 as of December 31, 2014.

The future minimum rental payments required under this lease as of December 31, 2014, are summarized below:

Fiscal Year		Amount
2015	$	67,824
2016		33,912
Total	$	101,736

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	782,448
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Prepaid Expenses		(18,218)
Receivables		(498)
Furniture and Fixtures, net		(88,759)
Lease Security Deposit		(5,136)
NET CAPITAL	$	669,837
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement of 6 2/3% of aggregate indebtedness of $253,621 or $5,000, whichever is greater	$	16,908
Statutory minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	$	16,908
Excess net capital	$	652,929
Net capital less the greater of 10% of aggregate indebtedness or 120% of statutory minimum dollar net capital requirement	$	644,475
AGGREGATE INDEBTEDNESS		
Accrued Expenses	$	253,621
Percentage of aggregate indebtedness to net capital		37.86%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

See Report of Independent Registered Public Accounting Firm

OTHER INFORMATION
DECEMBER 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 (the "rule") pursuant to paragraph (k)(2)(i) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
RJL Capital Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) RJL Capital Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RJL Capital Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)) (the "exemption provisions") and (2) RJL Capital Group, LLC stated that RJL Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RJL Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RJL Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

EXEMPTION REPORT PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a5(d)(4)
DECEMBER 31, 2014

RJL Capital Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).
To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(ii) throughout the most recent fiscal year without exception.

I, Ralph Lamberti, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO

February 27, 2015

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
RJL Capital Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by RJL Capital Group, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating RJL Capital Group, LLC's compliance with the applicable instructions of Form SIPC-7. RJL Capital Group, LLC's management is responsible for RJL Capital Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal and the bank statement debit entry denoting date, amount and payee, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences. Supporting schedules include FOCUS reports and the RJL Capital Group, LLC detailed work papers summarizing the calculation.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT AND PAYMENT
AS OF DECEMBER 31, 2014

SIPC-7 General Assessment	$	8,106
Less amounts paid:		
Amount paid on July 30, 2014		4,488
Amount due with Form SIPC-7	$	3,618

SIPC Collection Agent: Securities Investor Protection Corporation